Power2Ship, Inc.
                              903 Clint Moore Road
                              Boca Raton, FL 33496
                      Tel (866) 998-7557 Fax (561) 998-7821

                                                                  March 22, 2006

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:        Linda Cvrkel
                  Jean Yu

         Re:      Power2Ship, Inc. (the "Company")
                  Form 10-KSB for the Fiscal Year Ended June 30, 2005 Form 10-QSB for the Quarter Ended December 31, 2005 File No. 0-25753

Ladies and Gentlemen:

   The Company is in receipt of the Staff's letter of comment dated March
2, 2006 on the above-referenced filings. Following are the Company's responses to such comments which appear in the same numerical order as the Staff's letter.


Form 10-KSB for the Year Ended June 30, 2005
--------------------------------------------
Note 2 - Significant Accounting Policies and Other Matters
----------------------------------------------------------
Impairment of Long-Lived Assets, F-10
-------------------------------------

1. The Company carefully has considered the issue raised by the Staff and does not believe that an impairment of long-lived assets is warranted by virtue of the Company experiencing ongoing losses from operations. There are several general and asset-specific reasons for reaching this conclusion. In general, there are many companies in various industries that had ongoing losses from operations for many years prior to their achieving profitability. If these companies had written down or written off certain assets during the period when they were incurring losses then they would have overstated their gains during the profitable period. Inasmuch as the Company believes that it will be able to restructure or refinance its primary financial obligations based on ongoing discussions with its investment banker and other involved parties, management is confident that the Company will survive and prosper in the future.

    In the case of the tangible and intangible assets acquired from Commodity Express Transportation, Inc. and GFC, Inc., the undiscounted cash flows generated from these assets on a monthly basis since their acquisition have been large enough to justify a fair market value in excess of their book values. In the case of the tangible and intangible assets used in the non-acquired businesses, the Company believes that it would be premature to impair these assets given the increasing number of customers it has obtained in recent quarterly periods. A prime example of these customers is Averitt Express, one of the nation's leading freight transportation and supply chain management providers, disclosed in a current report on Form 8-K on February 17, 2006.

    Nonetheless, the Company agrees to revise its disclosure related to the impairment of its long-lived assets as follows: "Based on the guidance in SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets", the Company evaluates long-lived assets, such as property and equipment and intangible assets subject to amortization for impairment at each balance sheet date. Among the factors considered in such evaluations are the occurrence of a significant event, a significant change in the environment in which the business assets operate, or if the expected future undiscounted cash flows assets are determined to be less than the carrying value of the assets. If impairment is deemed to exist, an impairment charge would be recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the assets. Management also evaluates events and circumstances to determine whether revised estimates of useful lives are warranted. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. As of December 31, 2005, management expects its long-lived assets to be fully recoverable.

United States Securities and Exchange Commission
March 22, 2006
Page 2 of 4
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Computer Software and Website Development Costs, page F-11
----------------------------------------------------------

2. The useful life the Company uses to amortize its computer software and website development costs is five years. This amortization period was based on management's assessment that its computer software was designed and written to enable it be customized relatively easily for numerous customer applications. Management is comfortable that the flexibility of the software justifies an estimated useful life of five years.

    Management does not believe that a change in the useful life of these assets is warranted by virtue of the Company experiencing ongoing losses from operations. Management believes that it would be premature to impair these assets given the increasing number of customers it has obtained in recent quarterly periods. As previously indicated, management is confident that the Company will survive and prosper in the future.

    The Company will revise its disclosure to specify the useful life over which it amortize its computer software and website development costs

Note 6 - Related Party Transactions, page F-14
----------------------------------------------

3. As requested, Note 6 to the Company's financial statements will be revised to disclose the nature and significant terms of all transactions between the Company and its affiliates.

4. The options granted to certain officers of Commodity Express Transportation, Inc. in April 2005 were valued at $0. This valuation was based on the exercise price of $60,000 to purchase 10% of Commodity Express, or $600,000 for 100% of the company, which was more than double the actual purchase price of $293,655 including the assumption of liabilities. Further, the volatility of this security, one of the key variables required to use the Black-Scholes option pricing model cannot be determined since the security has never traded.

Note 12 - Stockholders' Deficit, page F-19, Warrants, page F-24
---------------------------------------------------------------

5. As requested, the Company has revised the subject footnote to disclose the warrants granted during the fiscal year ended June 30, 2004 and the warrants canceled during the fiscal year ended June 30, 2005 in order to reconcile with the table on page F-24.

United States Securities and Exchange Commission
March 22, 2006
Page 3 of 4
--------------------------------------------------------------------------------


    The warrants granted during fiscal year 2004 were reconciled by correcting the number of warrants granted to various vendors and consultants from 323,715 to 1,144,049.

    The warrants canceled during fiscal year 2005 were reconciled by disclosing a transaction with a consultant in which the consultant agreed to provide additional consulting services during fiscal year 2005 in consideration for the Company canceling a warrant granted to the consultant to purchase 198,625 shares of common stock at $0.75 per share with an expiration date of January 31, 2006 and granting the same consultant another warrant to purchase the same number of shares with the same expiration date as the canceled warrant having an exercise price of $0.38 per share.

Note 13 - Acquisitions, page F-25
---------------------------------

6. Upon further review of the acquisition transaction, the total cost related to the acquisition of net assets from Commodity Express Transportation was determined to be $269,208 rather than $293,655. This amount consisted of $100,000, the issuance at closing of 370,000 shares of common stock having a fair market value of $100,000 to a business broker in satisfaction of the broker commission owed by the Seller and the assumption of $69,208 of liabilities. The purchase price allocation for the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition was as follows:
   Assets acquired -
         Prepaid expenses                   $ 105,042
         Property and equipment               156,000
         Intangible assets                     77,374
  Liabilities assumed -
         Accounts payable & accrued expenses  (69,208)
                                            -----------
  Net Assets                                $ 269,208

The Company will revise its disclosure to provide this information and include a condensed balance sheet as required by paragraph 51(e) of SFAS No. 141.

    The Company performed significance tests on its acquisition of Commodity Express Transportation, determined that audited financial statements were required to be filed and submitted these financial statements in an amended Form 8-K filed on July 12, 2005.

7. The total costs related to the acquisition of net assets from GFC, Inc. were $334,600 that consisted of the cancellation of a $100,000 note receivable from the Seller, a $200,000 note payable issued to the Seller and the $34,600 value attributed to the three-year warrant to purchase 200,000 shares of the Company's common stock for $.30 per share. The entire purchase price was allocated to the acquired customer list as there were no other tangible assets acquired in the transaction. The Company will revise its disclosure to provide this information and include a condensed balance sheet as required by paragraph 51(e) of SFAS No. 141.


Note 14 - Pro Forma Financial Statements (Unaudited), page F-26
---------------------------------------------------------------

8. The Company has revised its references to APB No. 16 in its disclosure to SFAS No. 141.

9. The Company has revised the pro forma information presented to give effect to amortization of intangible assets acquired in the acquisitions of Commodity Express Transportation and GFC. There were no revisions that needed to be made to the pro forma information presented relating to the assumption and repayment of any debt and other obligations in connection with the transactions. The revised pro forma statements are attached hereto.

United States Securities and Exchange Commission
March 22, 2006
Page 4 of 4
--------------------------------------------------------------------------------


Form 10-QSB for the Quarter Ended December 31, 2005
---------------------------------------------------

Note 6 - Notes Payable and Convertible Notes Payable, page 11
-------------------------------------------------------------

10. The Company believes that its disclosure and method of accounting for the $420,000 Series C unsecured convertible debentures and warrants to purchase 5,600,000 shares appropriately takes into account EITF No. 00-19. The Company believes that the Series C debentures are conventional debt since, on the date of issuance as well as on December 31, 2005, the debentures were convertible into a fixed number of shares, 2.8 million and 4.2 million, respectively. The provision to lower the conversion price of the Series C convertible debentures in the event the Company sold its shares for less than $0.15 per share (the "Reset Provision") was added to the debentures since, at the time of this offering, the Company was contemplating a future offering of units consisting of its shares for $0.10 per share with one warrant per share. The Company did not want the holders of its Series C debentures to feel that they were being diluted so soon after their investment even though they received two warrants per share and their investment was not equity. Although this Reset Provision still exists, the Company controls whether or not it sells its shares and has no reason to believe that it will offer its shares for significantly less than $0.10 per share prior to November 18, 2006 which is the maturity date of the last Series C debentures issued.

11. The $100,000 unsecured convertible debenture and warrant to purchase 1,333,333 shares issued in exchange for the 10% unsecured promissory note of $100,000 issued to an accredited investor was part of the $420,000 Series C unsecured convertible debentures referred to in comment 11. The Company has revised its disclosures and method of accounting for this debenture and warrant as prescribed by EITF No. 00-19.

12. The 512,640 shares of common stock and three-year warrants to purchase 1,012,640 shares of common stock for $.15 per share issued to three consultants to provide various management consulting services will be valued at $155,962 of which $62,587 will be expensed as legal fees, $59,575 will be expensed as consulting fees and $33,800 will be recorded as deferred compensation and expensed over the one-year term of the consulting agreement.

Other
-----

13. The Staff's comments will be addressed on the Company's Form-10KSB and Form 10-QSB in future amendments to its registration statement on Form SB-2 and future quarterly reports on Form 10-QSB, where applicable.

    We trust the foregoing sufficiently responds to the Staff's comments.
We will call Ms. Cvrkel subsequent to the filing of amendment number 1 to discuss the filing of an acceleration request by the Company with respect to this registration statement.

                                            Sincerely yours,

                                            s/s Richard Hersh
                                            -----------------
                                            Richard Hersh
                                            Chairman and Chief Executive Officer